SUBSIDIARIES


         The following is a list of the Company's subsidiaries and their state of incorporation or organization:

                                                      State of Incorporation
         Subsidiary Name                                 or Organization

         Teton Oil Inc.                                     Delaware
         Goltech Petroleum LLC                                Texas